SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)*
Under the Securities Exchange Act of 1934

LIBERTY GLOBAL, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share
Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530555101
Series B Common Stock: 530555200

(CUSIP Numbers)

John C. Malone
c/o Liberty Global, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 15, 2005

(Date of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 530555101 (Series A Common Stock) CUSIP No. 530555200 (Series B Common Stock)

1.	Name of Reporting Person: John C. Malone		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: Series A: 1,216,390 (1, 2) Series B: 8,511,043 (1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: Series A: 1,216,390 (1, 2) Series B: 8,511,043 (1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: Series A: 1,216,390 (1, 2) Series B: 8,511,043 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Series A: 0.5% (2, 3) Series B: 91.2% (3)

14.	Type of Reporting Person (See Instructions): IN

(1) Includes: (a) 90,303 shares of Series A common stock and 204,566 shares of Series B common stock held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone has disclaimed beneficial ownership; (b) 46,985 shares of Series A common stock held in a 401(k) savings account for the benefit of Mr. Malone; (c) 241,498 shares of Series A common stock and 1,047,646 shares of Series B common stock held by two irrevocable trusts with respect to which Mr. Malone retains certain rights; and (d) 22,130 shares of Series A common stock and 2,072,577 shares of Series B common stock that may be acquired within 60 days of June 15, 2005 pursuant to stock options. Mr. Malone has the right to convert options to purchase 504,015 shares of Series B common stock into options to purchase shares of Series A common stock.

(2) Does not include shares of Series A common stock issuable upon (x) conversion of shares of Series B common stock owned by Mr. Malone or his wife, (y) conversion of shares of Series B Common Stock that may be acquired pursuant to stock options or (z) exercise of options to acquire shares of Series B common stock that were converted into options to acquire shares of Series A common stock by Mr. Malone; however, if such shares of Series A common stock were included, Mr. Malone would have sole voting and dispositive power over 9,727,433 shares of Series A common stock, and the percent of Series A common stock, as a series, represented by Mr. Malone’s beneficial ownership would be 4.1%, in each case subject to the relevant footnotes set forth herein.

(3) According to information supplied by the Issuer, the Issuer had 229,559,237 shares of Series A common stock and 7,264,300 shares of Series B common stock outstanding as of June 15, 2005, after giving effect to the combination described in this Statement on that date. Each share of Series B common stock is convertible, at the option of the holder, into one share of Series A common stock. Each share of Series A common stock is entitled to one vote, whereas each share of Series B common stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 26.7% of the voting power with respect to the general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 3)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL, INC.

     This Amendment No. 3 to Schedule 13D (this “Amendment”) amends the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone” or the “Reporting Person”), with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”) and Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), and relates to the shares of (i) Series A common stock, par value $.01 per share, of Liberty Global, Inc., a Delaware corporation (the “Issuer”), and (ii) Series B common stock, par value $.01 per share, of the Issuer. The Original Statement, Amendment No. 1, Amendment No. 2 and this Amendment are collectively referred to as the “Statement.” The Issuer is the successor issuer to Liberty Media International, Inc., a Delaware corporation, as described herein.

Item 1. Security and Issuer

     Item 1 is hereby amended and restated in its entirety to read as follows:

     John C. Malone is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Liberty Global, Inc., a Delaware corporation (the “Issuer”), beneficially owned by Mr. Malone:

     (a) Series A common stock, par value $.01 per share (the “Series A Common Stock”); and

     (b) Series B common stock, par value $.01 per share (the “Series B Common Stock,” and together with the Series A Common Stock, the “Common Stock”).

     The Issuer is the successor by merger to Liberty Media International, Inc., a Delaware corporation (“LMI”), as a result of the combination described in Item 3 below. The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

     Mr. Malone filed the Original Statement to report his acquisition of beneficial ownership, on June 7, 2004 (the “Distribution Date”), of shares of Series A common stock, par value $.01 per share, of LMI (“LMI Series A Common Stock”) and Series B common stock, par value $.01 per share, of LMI (“LMI Series B Common Stock” and, together with the LMI Series A Common Stock, the “LMI Common Stock”) in connection with the distribution (the “Distribution”) by Liberty Media Corporation, a Delaware corporation (“LMC”), of all of the outstanding shares of LMI Common Stock as of the Distribution Date to LMC’s shareholders on a pro rata basis. Mr. Malone is filing this Amendment to report the closing of the combination described in Item 3 below and the accession of the Issuer as the successor issuer to LMI.

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. The shares of Series A Common Stock are not convertible into shares of Series B Common Stock.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety to read as follows:

     The reporting person is John C. Malone, whose business address is c/o Liberty Global, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. Mr. Malone is the Chairman of the Board of the Issuer.

     During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Malone is a citizen of the United States of America.

Item 3. Source and Amount of Funds.

     Item 3 is hereby supplemented and amended to include the following information:

     On June 15, the Issuer effected a transaction (the “Combination”), whereby:

     (a) LMI merged with a wholly owned subsidiary of the Issuer, with LMI surviving such merger, and the stockholders of LMI received in such merger, for each share of Series A Common Stock, par value $.01 per share, of LMI (“LMI Series A Stock”) or Series B Common Stock, par value $.01 per share, of LMI (“LMI Series B Stock”) they owned, one share of the corresponding series of the Issuer’s Common Stock; and

     (b) UnitedGlobalCom, Inc., a Delaware corporation and a controlled subsidiary of LMI (“UGC”), merged with a wholly owned subsidiary of the Issuer, with UGC surviving such merger, and the stockholders of UGC (other than LMI and its wholly owned subsidiaries), had the right to elect to receive, for each share of UGC common stock of any series that they owned, 0.2155 of a share of Series A Common Stock, plus cash for fractional shares, if any, or $9.58 in cash. The cash election was subject to proration, so that the total cash consideration paid did not exceed 20% of the aggregate value of the merger consideration payable to the public stockholders of UGC.

     As a result of this transaction, the Issuer became the successor issuer to LMI pursuant to Rule 12g-3(c) promulgated under the Exchange Act.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented to include the following information:

     Mr. Malone is the Chairman of the Board of the Issuer. In addition, because the holders of Series B Common Stock are entitled to cast ten votes per share and the holders of Series A Common Stock are entitled to cast one vote per share, Mr. Malone’s beneficial ownership of Common Stock constitutes approximately 26.7% of the combined voting power of the Series A Common Stock and Series B Common Stock.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock shares into Series A Common Stock shares or the conversion of options to acquire shares of Series B Common Stock into options to acquire shares of Series A Common Stock) (i) 1,216,390 shares of Series A Common Stock (including (A) 90,303 shares held by his wife as to which he disclaims beneficial ownership, (B) 46,985 shares held in a 401(k) savings account for the benefit of Mr. Malone, (C) 241,498 shares held by two irrevocable trusts with respect to which Mr. Malone retains certain rights and (D) 22,130 shares that may be acquired within 60 days of June 15, 2005 pursuant to stock options), which represent approximately 0.5% of the outstanding shares of Series A Common Stock; and (ii) 8,511,043 shares of Series B Common Stock (including (A) 204,566 shares held by his wife as to which he disclaims beneficial ownership, (B) 1,047,646 shares held by two irrevocable trusts with respect to which Mr. Malone retains certain rights and (C) 2,072,577 shares that may be acquired within 60 days of June 15, 2005 pursuant to stock options), which represent approximately 91.2% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on (1) 229,559,237 shares of Series A Common Stock and 7,264,300 shares of Series B Common Stock, in each case outstanding as of June 15, 2005 after giving effect to the consummation of the Combination and (2) as required by Rule 13d-3 under the Exchange Act, the exercise of all rights to acquire shares of Common Stock held by Mr. Malone and exercisable within 60 days after June 15, 2005. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 26.7% of the voting power with respect to the general election of directors of the Issuer. See Item 4.

     (b) Mr. Malone, and, to his knowledge, his wife each have the sole power to vote, or to direct the voting of, their respective shares of Common Stock. Mr. Malone and, to his knowledge, his wife each have the sole power to dispose of, or to direct the disposition of, their respective shares of Common Stock.

     (c) Except as reported in this Statement or on Annex A, neither Mr. Malone nor, to his knowledge, his wife, has executed any transactions in respect of the Common Stock within the last sixty days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented to include the following:

     On March 31, 2005, an irrevocable trust with respect to which Mr. Malone retains certain rights entered into a plan (the “Rule 10b5-1 Plan”) providing for the periodic purchase of shares of LMI Series B Common Stock by a stockbroker on behalf of that trust as permitted by Rule 10b5-1 promulgated under the Exchange Act

     The foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference to the full text of the Rule 10b5-1 Plan, a copy of which is attached hereto as Exhibit 7(d) and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and supplemented to include the following:

(d)	Rule 10b5-1 Plan (Liberty Media International, Inc. Series B Common Stock) for John C. Malone 2002 Charitable Remainder Trust, entered into with Banc of America Investment Services, Inc., dated March 31, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 24, 2005

/s/ John C. Malone
John C. Malone

Annex A

PURCHASES IN THE LAST 60 DAYS

The following purchases of Liberty Media International, Inc. Series B Common Stock were made by an irrevocable trust with respect to which Mr. Malone retains certain rights:

Purchase Date	Number of Shares	Purchase Price
04/22/05	100	$45.60
04/22/05	100	$45.55
04/22/05	100	$45.47
04/22/05	100	$45.41
05/04/05	100	$45.41

EXHIBIT INDEX

Number	Document
7(d)	Rule 10b5-1 Plan (Liberty Media International, Inc. Series B Common Stock) for John C. Malone 2002 Charitable Remainder Trust, entered into with Banc of America Investment Services, Inc., dated March 31, 2005.